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18008797 ON

SEC
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Section
NOV 20 2018
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSENSUS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 RIVER RIDGE DRIVE, SUITE 202
(No. and Street)

NORWOOD (City) MA (State) 02062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH WHITE 617-437-6565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, CPA PC
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34 (Address) MATAWAN (City) NJ (State) 07747 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, ELIZABETH WHITE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSENSUS SECURITIES LLC, as of SEPTEMBER 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF MASSACHUSETTS

Elizabeth C. White personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were personally known to me to be the person whose name is signed on the preceding or attached document in my presence on this 15 day of November, 2018.

[signature]
MAEGHAN H. THOMPSON, Notary Public
My Commission Expires April 25, 2019
Notary Public

[signature]
Signature

CFO/FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSENSUS SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2018

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Consensus Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Consensus Securities LLC as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Consensus Securities LLC as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Consensus Securities LLC's management. Our responsibility is to express an opinion on Consensus Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Consensus Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Consensus Securities LLC auditor since 2018.
Matawan, NJ
November 9, 2018

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559

CONSENUS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

ASSETS

Cash and cash equivalents	$ 3,338,371
Receivables from customers, net of allowance for bad debt ($0)	72,621
Prepaid expenses	1,956
	$ 3,412,948

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 51,195
	51,195
Member's equity	3,361,753
	$ 3,412,948

The accompanying notes are an integral part of these financial statements.

CONSENSUS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Consensus Securities LLC (the "Company"), is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized on May 25, 2007 as a Massachusetts Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. The Company is a wholly-owned subsidiary of Consensus Advisors LLC (the "Parent" and sole "Member").

The Company was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 40 years, terminating in May 2047, unless terminated earlier.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue Recognition
Retainer and success fees are recorded on an accrual basis. Fees received in advance of services rendered are deferred until earned. Reimbursed expenses are recognized when the expense occurs.

Income Taxes

The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the member's income tax returns.

NOTE 3 - CASH CONCENTRATIONS

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

NOTE 4 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $3,287,176 at September 30, 2018, which exceeded required net capital of $5,000 by $3,282,176. The ratio of aggregate indebtedness to net capital at September 30, 2018 was 1.6%.

NOTE 5 - CUSTOMER CONCENTRATION

In 2018, the Company's three largest customers accounted for 40%, 30% and 25% of the Company's revenues, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company shares office space and utilizes the office supplies, furniture, equipment and employees of its member, Consensus Advisors LLC and its affiliate Consensus Advisory Services LLC. The member considers payment of these expenses on the Company's behalf to be capital contributions from the member. During the year ended September 30, 2018 the member paid $10,112 for salaries and benefits, $1,365 for travel expenses, $1,899 for rent, $71 for professional fees, $18,250 for other overhead expenses and was credited $9,016 for other income, net of administrative fees incurred on the Company's behalf, for a total of $22,681 in capital contributions.

As of September 30, 2018, $16,245 was due to a related party.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2018, and through November 9, 2018, the date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2018.

OATH OR AFFIRMATION

I, ELIZABETH WHITE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSENSUS SECURITIES LLC, as of SEPTEMBER 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF MASSACHUSETTS

Elizabeth C. White personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were personally known to me to be the person whose name is signed on the preceding or attached document in my presence on this 15 day of November, 2018.

MAEGHAN H. THOMPSON, Notary Public
My Commission Expires April 25, 2019

Notary Public

Signature

CFO/FINOP

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**